
Chai-Na-Ta Corp. (Canada)
100%
Chai-Na-Ta Farms Ltd. (Canada)
100%
CNT Nutraceuticals Ltd. (Canada)
100%
Chai-Na-Ta International Ltd. (Barbados)
100%
Chai-Na-Ta (Asia) Ltd. (Barbados)
100%
North American Ginseng Enterprises Limited (HK)
100%
CNT Trading (Asia) Limited (BVI)
100%
CNT Trading (Hong Kong) Limited (HK)
100%
CNT Nominees Limited (BVI)
100%
Unique Formulations Inc. (USA)

CHAI·NA·TA CORP.

Corporate Organizational Chart

As at December 31, 2004